Pembina Pipeline Corporation Announces 2023 Guidance, Business Update and Sale of KAPS Interest

All financial figures are approximate and in Canadian dollars unless otherwise noted. This news release refers to adjusted earnings before interest, taxes, depreciation, and amortization ("adjusted EBITDA"), which is a financial measure that is not defined by Generally Accepted Accounting Principles ("GAAP"), being international Financial Reporting Standards, as issued by the International Accounting Standards Board. For more information see "Non-GAAP and Other Financial Measures" herein.

CALGARY, ALBERTA, **December 12, 2022** – Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today its 2023 financial guidance and a business update, including the sale of Pembina Gas Infrastructure's ("PGI") interest in the Key Access Pipeline System ("KAPS").

Highlights

- 2023 adjusted EBITDA guidance of $3.5 to $3.8 billion and a 2023 capital investment program of $730 million. The midpoint of the guidance range reflects an approximately five percent increase in adjusted EBITDA contribution from Pembina's fee-based business.

- Capital expenditures in 2023 are expected to be fully funded with cash flow from operating activities, net of dividends.

- Under the prevailing market conditions, and in support of future development opportunities, cash flow from operating activities in excess of dividends and capital expenditures in 2023 is expected to be directed towards debt repayment.

- PGI has entered into an agreement for the sale of its interest in KAPS for $662.5 million.

Business Update

With an expected record setting financial year in 2022 drawing to a close, results continue to showcase both the resiliency and the opportunities to thrive inherent in Pembina's business. To serve customers' growing volumes, Pembina is focused on optimizing its existing assets by enhancing utilization while pursuing new projects to add additional capacity to its integrated value chain. Pembina is diversified across commodity types and the strategic combination of the Company's fee-based tolling business with the commodity exposed marketing business provides natural hedges across various market cycles. Furthermore, through Pembina's partnerships with the Haisla Nation and TC Energy Corporation, respectively, the proposed Cedar LNG project would access world markets via Canada's West Coast and the proposed Alberta Carbon Grid would be a world-scale carbon dioxide transportation and sequestration solution to help Canada meet its greenhouse gas emission targets. In addition to advancing these important projects throughout 2023, Pembina is pleased to announce the following updates:

For more information on Pembina's significant assets, including as such relate to definitions for capitalized terms used herein and not otherwise defined, refer to Pembina's Annual Information Form (the "AIF") filed at www.sedar.com (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and at www.pembina.com.

Nipisi Pipeline and the Clearwater Play

Pembina intends to reactivate the Nipisi Pipeline system to serve customers in the rapidly growing Clearwater oil play. Pembina is in late-stage discussions with a customer regarding a significant long-term contractual commitment for firm service and expects to finalize the agreement by the end of 2022. Discussions are underway with various other customers in the area regarding additional long-term contractual commitments. Reactivation of Nipisi is anticipated in the third quarter of 2023.

Redwater Expansion

Pre-sanctioning development activities for a new 55,000 barrel per day, propane-plus fractionator at the Redwater Complex are continuing. Existing infrastructure at the Redwater Complex, including storage caverns and extensive unit train capable rail facilities, provide Pembina an advantage in being able to offer incremental fractionation capacity at a competitive cost, despite prevailing inflationary pressures. In addition to significant re-contracting of existing capacity, the recently signed commercial agreements with three leading Northeast British Columbia producers could provide significant volumes to underpin the new facility. A final investment decision is now expected in the first quarter of 2023.

Sale of PGI Interest in Key Access Pipeline System

PGI, which is owned 60 percent by Pembina and 40 percent by KKR's global infrastructure funds, has through its subsidiary entered into an agreement to sell its 50 percent non-operated interest in KAPS. Under the agreement, PGI will continue to fund its share of the project costs under the current project scope until the end of 2023. The current project scope aligns with the capital cost estimate of $1 billion, net to PGI, most recently disclosed by the operator. Upon closing of the sale ("Closing"), PGI will receive cash proceeds of $662.5 million. PGI will use the proceeds to repay drawn credit facilities associated with the KAPS construction funding. Additional total equity contributions from Pembina to PGI related to KAPS funding under the current project scope are expected to be approximately $50 million between the fourth quarter of 2022 and the end of 2023. Closing is expected to occur in the first quarter of 2023 and is subject to approval by the Commissioner of Competition as well as satisfaction of other closing conditions.

Scotiabank is acting as financial advisor and Torys LLP as legal advisor to PGI. Blake, Cassels & Graydon LLP is acting as legal advisor to Pembina.

2023 Guidance

Based on the Company's expectations and outlook for 2023, Pembina is anticipating adjusted EBITDA of $3.5 to $3.8 billion. Relative to 2022, adjusted EBITDA next year is expected to be impacted largely by the following factors:

- Higher volumes and inflation adjusted tolls on Pembina's conventional pipelines and fractionation facilities.

- A full year contribution from PGI as well as higher volumes from PGI's gas processing assets.

- Lower contributions from Alliance Pipeline and Ruby Pipeline, partially offset by a higher contribution from Cochin Pipeline due to higher inflation adjusted tolls, as well as higher contributions from certain

smaller assets, including Vancouver Wharves and a full year contribution from the Jet Fuel Pipeline following reactivation in the third quarter of 2022.

- A lower contribution from the marketing business, including a lower contribution from crude oil marketing given the outlook for lower prices and narrower price differentials; a lower contribution from natural gas liquids ("NGL") marketing due to narrower margins as a result of lower NGL prices and a higher average cost of inventory, partially offset by lower realized losses on commodity-related derivatives; and a lower contribution from Aux Sable. Pembina has hedged approximately 50 percent of its 2023 frac spread exposure, excluding Aux Sable. For 2023, the weighted average price of Pembina's frac spread hedges, excluding transportation and processing costs, is approximately C$45 per barrel, which compares to the prevailing 2023 forward price at the end of November of approximately C$41 per barrel and the weighted average hedge price in 2022 of approximately C$44 per barrel.

Excluding the contribution from the Marketing & New Ventures segment, the midpoint of the guidance range reflects an approximately five percent increase in adjusted EBITDA, relative to the corresponding expected 2022 adjusted EBITDA. Pembina's core, fee-based business is expected to benefit from higher tolls, growing volumes and increasing utilization across its assets in the Western Canadian Sedimentary Basin. While Pembina expects another strong contribution from its Marketing & New Ventures segment, results are expected to moderate relative to 2022, based on the current commodity price outlook, namely narrower crude oil and NGL price spreads.

The lower and upper ends of the guidance range are framed primarily as a function of: 1) the contribution from the marketing business; 2) the year-over-year change in uncommitted volumes on key systems; and 3) the U.S./Canadian dollar exchange rate.

Current income tax in 2022 is forecast to be approximately $230 million. The reduction from the original 2022 current tax guidance of $325 million to $375 million that Pembina provided in December 2021 is largely due to certain deferrals of current taxes from 2022 to 2023 and beyond, partially offset by higher-than-expected earnings. Current income tax expense in 2023 is anticipated to be $340 million to $395 million as Pembina will continue to benefit from the availability of tax pools from assets recently placed into service. The year-over-year increase primarily reflects certain deferrals of current taxes from 2022 to 2023, partially offset by the impact of the joint venture transaction to create PGI.

Pembina's 2023 adjusted EBITDA may be directly impacted by market-based prices as follows:

Key Variable	2023 Guidance Midpoint Assumption	Sensitivity	Impact on Adjusted EBITDA ($millions)
AECO Natural Gas (CAD/GJ)	$4.55	± $0.50	± 11[2]
Mont Belvieu Propane (USD/usg)	$0.86	± $0.10	± 37[2]
Foreign Exchange Rate (USD/CAD)	$1.36	± $0.05	± 33[2]
Pembina Share Price (CAD/share)	$44.98[1]	± $5.00	± 18

[1]   *Closing share price on October 31, 2022.*
[2]   *Includes the impact of Pembina's hedging program.*

2023 Capital Investment

Pembina's 2023 capital program is expected to be allocated as follows:

($ millions)	2023 Budget [1]
Pipelines Division	$480
Facilities Division	$100
Marketing & New Ventures Division	$10
Corporate	$50
Capital Expenditures	**$640**
Contributions to Equity Accounted Investees	$90
Capital Expenditures and Contributions to Equity Accounted Investees	**$730**

[1] *Capital budget shown in Canadian dollars based on a forecasted average USD/CAD exchange rate of 1.36.*

Pipelines Division capital expenditures will be primarily related to the construction of the Phase VIII Peace Pipeline Expansion, reactivation of the Nipisi Pipeline, spending on projects previously placed into service, and investments in smaller growth projects, including various laterals and terminals.

Capital expenditures in the Facilities Division will be focused primarily on sustaining capital spending.

Marketing and New Ventures Division capital expenditures relate to advancing Pembina's portfolio of unsecured development opportunities.

Spending within the Corporate segment is primarily targeted at information technology enhancements to further the Company's continuous improvement initiatives.

Contributions to Equity Accounted Investees primarily relate to pre-FID development activities for Cedar LNG and contributions to Aux Sable and PGI, funding of certain appraisal and engineering activities for the Alberta Carbon Grid, and in respect of KAPS construction funding.

The Company's 2023 capital program includes:

- $155 million of non-recoverable sustaining capital to support safe and reliable operations.
- $60 million related to digitization, technology, and systems investments, which will serve to enhance operational efficiency.

Capital Allocation

Strong 2022 results to-date have allowed Pembina to generate substantial free cash flow, which has been allocated to strengthening the balance sheet and returning capital to shareholders. In 2022, Pembina raised the dividend by 3.6 percent, remains on target to repurchase $350 million of common shares, redeemed $300 million of preferred shares, and reduced leverage to the low end of its target range. In 2023, cash flow from operating activities is once again expected to exceed dividends and the capital investment program. Pembina currently expects excess free cash flow in 2023 to be used to pay down debt, further strengthening the balance sheet and preparing the Company to fund future capital projects. Pembina has a proven track record of

generating long-term shareholder value through capital investment and will continue to prioritize allocating capital to growth projects which offer attractive risk-adjusted returns and align with Pembina's financial guardrails. As in 2022, Pembina will continue to evaluate the merits of debt repayment relative to share repurchases over the course of the year, taking into account prevailing market conditions and risk-adjusted returns.

About Pembina

Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for more than 65 years. Pembina owns an integrated network of hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and a growing export terminals business. Through our integrated value chain, we seek to provide safe and reliable infrastructure solutions which connect producers and consumers of energy across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit www.pembina.com.

Purpose of Pembina:

To be the leader in delivering integrated infrastructure solutions connecting global markets:

- **Customers** choose us first for reliable and value-added services.

- **Investors** receive sustainable industry-leading total returns.

- **Employees** say we are the 'employer of choice' and value our safe, respectful, collaborative and inclusive work culture.

- **Communities** welcome us and recognize the net positive impact of our social and environmental commitment.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Information and Statements

This news release contains certain forward-looking statements and forward-looking information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "continue", "anticipate", "schedule", "will", "expects", "estimate", "potential", "planned", "future", "outlook", "strategy", "protect", "trend", "commit", "maintain", "focus", "ongoing", "believe" and similar expressions suggesting future events or future performance.

In particular, this news release contains forward-looking statements, including certain financial outlooks, pertaining to, without limitation, the following: Pembina's 2023 adjusted EBITDA expectations and 2023 capital investment program; Pembina's capital allocation plans, including with respect to debt repayment; expected cash flow from operating activities in 2023 and the use thereof; expected 2022 year-end financial results; anticipated income tax expenses for 2022 and 2023; the sale by PGI of its 50 percent non-operated interest in KAPS, including the expected proceeds and timing thereof; the total equity contributions from Pembina to PGI related

to funding KAPS; Pembina's corporate strategy and the development and expected timing of new business initiatives and growth opportunities; expectations about industry activities and development opportunities; expectations about the demand for our services, including expectations in respect of increased utilization across Pembina's assets in the WCSB, higher tolls and volumes and the anticipated cumulative benefit on Pembina's core, fee-based business; the reactivation of the Nipisi Pipeline system, including the timing thereof and associated long-term contractual commitments; the Redwater Expansion, including expectations in respect to volumes and the date of a final investment decision related thereto; planning, construction, capital expenditure and cost estimates, schedules, locations, regulatory and environmental applications and approvals, expected capacity, incremental volumes, power output, completion and in-service dates, rights, activities and operations with respect to planned construction of, or expansions on, existing pipelines systems, gas services facilities, processing and fractionation facilities, terminalling, storage and hub facilities and other facilities or infrastructure; the impact of current market conditions on Pembina; Pembina's hedging strategy and expected results therefrom; Pembina's options for allocating capital, including repayment of debt and any common share repurchases; and Pembina's ability to maintain its financial guardrails.

The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: oil and gas industry exploration and development activity levels and the geographic region of such activity; that favourable market conditions exist, and that Pembina has available capital, for share repurchases and repayment of debt; the success of Pembina's operations; prevailing commodity prices, interest rates, carbon prices, tax rates and exchange rates; that the closing conditions applicable to the sale of the KAPS interest will be satisfied in a timely manner, including approval under the Competition Act (Canada); the ability of Pembina to maintain current credit ratings; the availability of capital to fund future capital requirements relating to existing assets and projects; future operating costs; geotechnical and integrity costs; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; and certain other assumptions in respect of Pembina's forward-looking statements detailed in Pembina's Annual Information Form for the year ended December 31, 2021 (the "AIF") and Management's Discussion and Analysis for the year ended December 31, 2021 (the "Annual MD&A"), which were each filed on SEDAR on February 24, 2022, in Pembina's Management's Discussion and Analysis dated November 3, 2022 for the three and nine months ended September 30, 2022 (the "Interim MD&A") and from time to time in Pembina's public disclosure documents available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties that could cause actual events or results to differ materially, including, but not limited to: the regulatory environment and decisions and Indigenous and landowner consultation requirements; the impact of competitive entities and pricing; reliance on third parties to successfully operate and maintain certain assets; the strength and operations of the oil and natural gas production industry and related commodity prices; nonperformance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities; the ability of Pembina to acquire or develop the necessary infrastructure in respect of future development projects; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and worldwide; risks relating to the current and potential adverse impacts of the COVID-19 pandemic; the ability to access various sources of debt and equity capital; changes in credit ratings; counterparty credit risk; and certain other risks and uncertainties detailed in the AIF, Annual MD&A, Interim MD&A and from time to time in Pembina's public disclosure documents available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause actual results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this news release speak only as of the date hereof. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. Management approved the 2023 adjusted EBITDA guidance contained herein as of the date of this news release. The purpose of our 2023 adjusted EBITDA guidance is to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Non-GAAP and Other Financial Measures

Throughout this news release, Pembina has disclosed certain financial measures that are not defined in accordance with GAAP and which are not disclosed in Pembina's financial statements. Non-GAAP financial measures either exclude an amount that is included in, or include an amount that is excluded from, the composition of the most directly comparable financial measure determined in accordance with GAAP. These non-GAAP financial measures, together with financial measures specified, defined and determined in accordance with GAAP, are used by management to evaluate the performance and cash flows of Pembina and its businesses and to provide additional useful information respecting Pembina's financial performance to investors and analysts.

In this news release, Pembina has disclosed adjusted EBITDA, which is a non-GAAP financial measure that does not have any standardized meaning under International Financial Reporting Standards ("IFRS") and may not be comparable to similar financial measures disclosed by other issuers and should not, therefore, be considered in isolation or as a substitute for, or superior to, measures of Pembina's financial performance specified, defined or determined in accordance with IFRS, including revenue or earnings.

Except as otherwise described herein, non-GAAP financial measures are calculated on a consistent basis from period to period. Specific reconciling items may only be relevant in certain periods.

Below is a description of each non-GAAP financial measure disclosed in this news release, together with, as applicable, disclosure of the most directly comparable financial measure that is determined in accordance with GAAP to which each non-GAAP financial measure relates and a quantitative reconciliation of each non-GAAP financial measure to such directly comparable GAAP financial measure. Additional information relating to such non-GAAP financial measures, including disclosure of the composition of each non-GAAP financial measure, an explanation of how each non-GAAP financial measure provides useful information to investors and the additional purposes, if any, for which management uses each non-GAAP financial measure; an explanation of the reason for any change in the label or composition of each non-GAAP financial measure from what was previously disclosed; and a description of any significant difference between forward-looking non-GAAP financial measures and the equivalent historical non-GAAP financial measures, is contained in the "Non-GAAP & Other Financial Measures" section of the Annual MD&A (the "MD&A"), which information is incorporated by reference in this news release. The MD&A is available on SEDAR at www.sedar.com , EDGAR at www.sec.gov and Pembina's website at www.pembina.com.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization

Adjusted EBITDA is a non-GAAP financial measure and is calculated as earnings before net finance costs, income taxes, depreciation and amortization (included in operations and general and administrative expense) and unrealized gains or losses on commodity-related derivative financial instruments. The exclusion of unrealized gains or losses on commodity-related derivative financial instruments eliminates the non-cash impact of such gains or losses.

Adjusted EBITDA also includes adjustments to earnings for losses (gains) on disposal of assets, transaction costs incurred in respect of acquisitions, dispositions and restructuring, impairment charges or reversals in respect of goodwill, intangible assets, investments in equity accounted investees and property, plant and equipment, certain non-cash provisions and other amounts not reflective of ongoing operations. In addition, Pembina's proportionate share of results from investments in equity accounted investees with a preferred interest is presented in adjusted EBITDA as a 50 percent common interest. These additional adjustments are made to exclude various non-cash and other items that are not reflective of ongoing operations.

The equivalent historical non-GAAP financial measure to 2023 adjusted EBITDA guidance is adjusted EBITDA for the year ended December 31, 2021.

12 Months Ended December 31, 2021

($ millions, except per share amounts)	Pipelines	Facilities	Marketing & New Ventures	Corporate & Inter-segment Eliminations	Total
Earnings (loss) before income tax	917	715	391	(358)	1,665
Adjustments to share of profit from equity accounted investees and other	286	135	23	—	444
Net finance costs (income)	29	35	(8)	394	450
Depreciation and amortization	413	214	50	46	723
Unrealized gain on commodity-related derivative financial instruments	—	(38)	(35)	—	(73)
Canadian Emergency Wage Subsidy	—	—	—	3	3
Transformation and restructuring costs	—	—	—	47	47
Transaction costs incurred in respect of acquisitions	—	—	—	31	31
Arrangement Termination Payment	—	—	—	(350)	(350)
Impairment charges and non-cash provisions	457	36	(1)	1	493
Adjusted EBITDA	**2,102**	**1,097**	**420**	**(186)**	**3,433**

Adjusted EBITDA from Equity Accounted Investees

In accordance with IFRS, Pembina's jointly controlled investments are accounted for using equity accounting. Under equity accounting, the assets and liabilities of the investment are presented net in a single line item in the Consolidated Statement of Financial Position, "Investments in Equity Accounted Investees". Net earnings from investments in equity accounted investees are recognized in a single line item in the Consolidated Statement of Earnings and Comprehensive Income "Share of Profit from Equity Accounted Investees". The adjustments made to earnings, in adjusted EBITDA above, are also made to share of profit from investments in equity accounted investees. Cash contributions and distributions from investments in equity accounted investees represent Pembina's share paid and received in the period to and from the investments in equity accounted investees.

To assist in understanding and evaluating the performance of these investments, Pembina is supplementing the IFRS disclosure with non-GAAP proportionate consolidation of Pembina's interest in the investments in equity accounted investees. Pembina's proportionate interest in equity accounted investees has been included in adjusted EBITDA.

12 Months Ended December 31, 2021

($ millions)	Pipelines	Facilities	Marketing & New Ventures	Total
Share of profit (loss) from equity accounted investees - operations	124	80	77	281
Adjustments to share of profit (loss) from equity accounted investees:				
Net finance costs	72	31	1	104
Depreciation and amortization	156	104	22	282
Unrealized loss on commodity-related derivative financial instruments	—	—	—	—
Share of earnings (loss) in excess of equity interest[1]	58	—	—	58
Total adjustments to share of profit from equity accounted investees	286	135	23	444
Impairment charges and non-cash provisions	—	—	—	—
Adjusted EBITDA from equity accounted investees	**410**	**215**	**100**	**725**

[1] Pembina's proportionate share of results from investments in equity accounted investees with a preferred interest is presented in adjusted EBITDA as a 50 percent common interest.

For further information:

Investor Relations
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com
www.pembina.com